UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On September 25, 2024, CN Energy Group. Inc. (the “Company”), through its wholly owned subsidiaries in China, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Energy”), entered into a Share Transfer Agreement (the “Agreement”) with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Agreement, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Industrial Development Co., Ltd. (“CN Energy Development”), and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) (the “Transfer”) for a total purchase price of RMB138,204,750.62 (approximately $19,690,929.15), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement.

The new corporate structure of the Company after the Transfer is demonstrated in the diagram below.

The foregoing descriptions of the Agreement are summaries of certain material terms of the Agreement, do not purport to be complete and are qualified in their entirety by reference to the agreements, which are attached hereto as Exhibits 99.1.

EXHIBITS

Exhibit No.	Description

99.1

English Translation of the Share Transfer Agreement by and among Zhejiang CN Energy Technology Development Co., Ltd., Manzhouli CN Energy Technology Co., Ltd. and Shanghai Xinbaocheng Industrial Group Co., Ltd.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: September 26, 2024	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

3